July 25, 2019

Jihong Liang
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

       Re: 36Kr Holdings Inc.
           Draft Registration Statement on Form F-1
           Submitted June 28, 2019
           CIK No. 0001779476

Dear Ms. Liang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted June 28, 2019

Our Business, page 1

1. You state that as of December 31, 2018, you provided business services to 23 of the
       Global Fortune 100 companies and 59 of the Top 100 New Economy companies in
       China. To provide context for these claims, please disclose the percentages of your 2018 revenue that you derived from these customer bases.
Our Challenges, page 3

2. Please revise to note that you do not possess certain operating licenses required by the
       PRC government and that this may expose you to administrative sanctions. Jihong Liang
36Kr Holdings Inc.
July 25, 2019
Page 2
Our History and Corporate Structure, page 4

3. You state in this section that you expect existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. Please disclose the percentage of
         36Kr's ordinary shares that you expect will be held by existing shareholders of Beijing
         Duoke and the percentage to be held by new investors following the offering.
Conventions Which Apply to this Prospectus, page 7

4. Your statements that third party data has not been independently verified and that it may not be consistent with other information compiled in or outside China may imply an inappropriate disclaimer of responsibility with respect to the third party information.
          Please revise.
Use of Proceeds, page 60

5. After you have determined the approximate net proceeds you anticipate receiving in this offering, please revise this section to state the approximate percentages you intend to use for each purpose listed. Refer to Items 4.a. of Form F-1 and 3.C.1 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Data, page 76

6. You disclose that you generate your online advertising service revenue through the Cost
         Per Day and cost-per-advertisement models. Please tell us how your average monthly page views correlates to and provides an understanding of these two types of advertising revenues. Please also tell us how the page views are tabulated between your self-operated platforms and third party platforms.
Our ability to further diversify our monetization channels and enhance our monetization capabilities, page 77

7. You indicate that your financial condition and results of operations depend, in part, on
FirstName LastNameJihong Liangusers to subscribers. Please tell us what consideration you your ability to convert your
Comapany Name36Kr Holdingsyour number of users and the percentage of users that are have given to disclosing Inc.
July 25, 2019 Pagefor each period presented.
       subscribers 2
FirstName LastName
 Jihong Liang
FirstName LastNameJihong Liang
36Kr Holdings Inc.
Comapany Name36Kr Holdings Inc.
July 25, 2019
July 25, 2019 Page 3
Page 3
FirstName LastName
Liquidity and Capital Resources, page 90

8. You disclose that as of December 31, 2018, you had RMB49.0 million (US$7.1 million)
         in cash and cash equivalents and a significant portion of your cash and cash equivalents is held by your VIE and its subsidiaries. Please disclose the material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.
Business, page 100

9. You indicate in Note 4 to your Consolidated Financial Statements that one customer accounted for 19% of your revenue in 2018. Please identify this customer and disclose the material terms of your agreements with it. Refer to Item 4.a of Form F-1 and Items
         4.B.6 and 10.C of Form 20-F. Also, tell us what consideration you have given to filing your agreements with this customer.
Distribution Channels, page 108

10. Please disclose the material terms of your agreements with the third party platforms that distribute your content Refer to Items 4.a of Form F-1 and 10.C of Form 20-F.
Management
Compensation of Directors and Executive Officers, page 137

11. Please clarify, if true, that 2018 compensation was paid to the executive officers of Bejing
         Duoke, not those of 36Kr Holdings Inc.
Index to the Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

12. You present a line item in the Statements of Cash Flows that refers to Funding from
         Shareholders. Please describe to us and disclose the terms and provisions of such funding agreements. Revise your discussion of Liquidity and Capital Resources to address disclosure requirements under Item 5.B.1 and 2 of Form 20-F related to this funding source. In addition, tell us how your financial statement disclosures regarding these funding arrangements comply with the accounting and disclosures under ASC 470.
Notes to Consolidated Financial Statements
1. Nature of Operations and Reorganization, page F-7

13. In your table of ownership structure, the column heading labeled Percentage of Direct or
         Indirect Economic Ownership suggests you have equity interest in Beijing Duoke, your
         VIE. However, Beijing Dake, your wholly owned subsidiary in China, will enter into a
 Jihong Liang
FirstName LastNameJihong Liang
36Kr Holdings Inc.
Comapany Name36Kr Holdings Inc.
July 25, 2019
July 25, 2019 Page 4
Page 4
FirstName LastName
         series of contractual arrangements with your VIE and its shareholders to convey economics and power to you. Please remove the references to "Direct or Indirect" to clarify the contractual nature of your arrangements as opposed to ownership arrangements.
14. Please include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. We refer you to ASC 810-10-50-5A.d.
2. Significant Accounting Policies
(h) Short-term investments, page F-17

15. You disclose a significant amount of Short-term Investments that include investments in
         Wealth Management Products issued by China Merchants Bank, which are redeemable by the Company at a periodic term or any working day. Please include the information required by ASC 320-10-50-1A through 3 by major security type. Revise your discussion of liquidity and capital resources on page 90 to expand and clarify the disclosure of these products comprising your short-term investments.
(n) Revenue recognition, page F-19

16. You disclose that you display advertisements such as full screen display, banners, and pop-ups provided by or produced for customers on the 36Kr Platforms over a particular period of time. You also disclose that under the cost-per-advertisement model, you recognize revenue at a point in time when you posts the advertisements initially as all the economic benefit enjoyed by the customer can be substantially realized at the time the advertisements are initially posted. Please tell us the period of time you typically display these advertisements and how you determined that point in time revenue recognition is appropriate. We refer you to FASB ASC 606-10-25-23 through 25-30.
17. You disclose that in certain circumstances, you subcontract some of your services to other third parties. Please tell us in further detail, how you: control and take responsibilities for such services before the services are transferred to the customer; have the right to direct the subcontractors to perform the service and control the goods or assets transferred to its customers; and combine and integrate the separate services provided by subcontractors into the specified marketing or business consulting solutions to its customers. Please also tell us who has control over discretion in establishing prices. We refer you to ASC 606-
         10-55-39.
18. You offer institutional investor subscription services, a service package to institutional investors, which consists of creating the investor yellow page on 36Kr Platform, publishing articles about the investors and their investees on the 36Kr Platform and priority access to 36Kr's offline activities, etc. Please disclose how such revenue is recognized. We refer you to ASC 606-10-25-23 and 25-27.
 Jihong Liang
36Kr Holdings Inc.
July 25, 2019
Page 5
19. You disclose that you distribute content through established overseas and local media companies in setting up overseas and local stations including a variety of major third-party platforms. You also disclose on page 16 that third-party professional content constitutes a meaningful part of your content offerings. Tell us how your channel, third-party platform and third-party content terms and arrangements impact your revenue recognition and are accordingly reflected in your revenue recognition disclosures. In addition, please tell us how you assessed whether you were the principal or agent in your arrangements using third-parties and disclose whether you reported the related revenue on a gross or net basis. We refer you to ASC 606-10-55-36 through 55-40 and 50-12(c).
20. In addition, tell us how you account for development and acquisition of your content and reference the authoritative GAAP you rely upon for the related accounting and disclosure.
General

21. Please provide us with a copy of the CIC report for our review. Clearly mark the specific language in the report that supports the statements in your prospectus.
22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
23. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                               Sincerely,
FirstName LastNameJihong Liang
                                                               Division of
Corporation Finance
Comapany Name36Kr Holdings Inc.
                                                               Office of
Information Technologies
July 25, 2019 Page 5                                           and Services
FirstName LastName